Capped Buffered Underlying Securities (BUyS) Linked to the EURO STOXX 50® Index due April 2, 2020

Indicative Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Maturity / Tenor:	Approximately 2 years
Underlying:	The EURO STOXX 50® Index (Ticker: SX5E)
Payment at Maturity:

If the Final Level is greater than or equal to the Initial Level, you will receive a cash payment at maturity per $1,000 Face Amount of securities calculated as follows:

$1,000 + [$1,000 x (the lesser of (i) Underlying Return x Upside Leverage Factor and (ii) Maximum Return)]

If the Final Level is less than the Initial Level by an amount not greater than the Buffer Amount, you will receive a cash payment at maturity equal to the Face Amount per $1,000 Face Amount of securities.

If the Final Level is less than the Initial Level by an amount greater than the Buffer Amount, you will receive a cash payment at maturity per $1,000 Face Amount of securities calculated as follows:

$1,000 + [$1,000 x (Underlying Return + Buffer Amount)]

Underlying Return:	The performance of the Underlying from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level
Buffer Amount:	10.00%
Upside Leverage Factor:	200.00%
Maximum Return:	At least 53.00% (to be determined on the Trade Date)
Initial Level:	The closing level of the Underlying on the Trade Date
Final Level:	The closing level of the Underlying on the Final Valuation Date
CUSIP/ISIN:	25155MKE0 / US25155MKE02
Discounts and Commissions:	The securities will be sold with varying underwriting discounts and commissions in an amount not to exceed $16.90 per $1,000 Face Amount of securities. Deutsche Bank Securities Inc. (“DBSI”) may pay a fee of up to $11.90 per $1,000 Face Amount of securities to CAIS Capital LLC with respect to the securities for which CAIS Capital LLC acts as introducing broker. If CAIS Capital LLC forgoes some of the fees it receives from DBSI with respect to sales of the securities into certain fee-based advisory accounts, the Issue Price of such securities will be less than 100% of the Face Amount. For more information, please see Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying preliminary pricing supplement 3059B.
Agent:	Deutsche Bank Securities Inc.

The Issuer’s estimated value of the securities on the Trade Date is approximately $953.60 to $973.60 per $1,000 Face Amount of securities, which is less than the Issue Price. Please see “Issuer’s Estimated Value of the Securities” on page PS–3 of the accompanying preliminary pricing supplement No. 3059B for additional information.

By acquiring the securities, you will be bound by and deemed irrevocably to consent to the imposition of any Resolution Measure (as defined in the accompanying preliminary pricing supplement No. 3059B) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the securities or the conversion of the securities into ordinary shares or other instruments of ownership. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the securities. Please see “Resolution Measures and Deemed Agreement” in the accompanying preliminary pricing supplement No. 3059B for more information.

This fact sheet does not contain all of the material information an investor should consider before investing in the securities. This fact sheet is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement No. 3059B and the other documents referred to therein, which can be accessed on the Securities and Exchange Commission’s website at

https://www.sec.gov/Archives/edgar/data/1159508/
000095010318003063/dp87828_424b2-ts3059b.htm

General
The securities are designed for investors who seek a return at maturity of 200.00% of any increase in the level of the EURO STOXX 50® Index (the “Underlying”), up to the Maximum Return of at least 53.00% (to be determined on the Trade Date). If the Final Level is less than the Initial Level by an amount not greater than the Buffer Amount of 10.00%, investors will receive a cash payment at maturity equal to the Face Amount per $1,000 Face Amount of securities. However, if the Final Level is less than the Initial Level by an amount greater than the Buffer Amount, for each $1,000 Face Amount of securities, investors will lose 1.00% of the Face Amount for every 1.00% by which the Final Level is less than the Initial Level by an amount greater than the Buffer Amount. The securities do not pay any coupons or dividends and investors should be willing to lose some and possibly up to 90.00% of their investment if the Final Level is less than the Initial Level by an amount greater than the Buffer Amount. Any payment on the securities is subject to the credit of the Issuer.

Note Characteristics

■  Opportunity to receive enhanced returns if the Final Level is greater than the Initial Level

■  Receive the Face Amount if the Final Level is less than the Initial Level by an amount not greater than the Buffer Amount

■  Loss of up to 90.00% of the Face Amount if the Final Level is less than the Initial Level by an amount greater than the Buffer Amount

Risk Considerations

■  You will lose some and possibly up to 90.00% of your investment in the securities if the Final Level is less than the Initial Level by an amount greater than the Buffer Amount

■  Unlike ordinary debt securities, the securities do not pay any coupons or dividends

■  Any payment on the securities is subject to the credit of the Issuer.

■  The Issuer (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your securities to maturity.

■  Additional risk factors can be found below.

Important Dates

Trade Date: March 28*, 2018

Settlement Date: April 4*, 2018

Final Valuation Date: March 30*, 2020

Maturity Date: April 2*, 2020

*Please see the accompanying preliminary pricing supplement No. 3059B for additional information.

Fact Sheet for Preliminary Pricing Supplement No. 3059B
Filed Pursuant to Rule 433

Registration Statement No. 333-206013

Dated March 6, 2018

NOT FDIC / NCUA INSURED OR GUARANTEED

MAY LOSE VALUE

NO BANK GUARANTEE * NOT A DEPOSIT

NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

For every $1,000 Face Amount of securities, investors will receive at maturity an amount based on the Underlying Return, determined as follows. Any payment on the securities is subject to the credit of the Issuer.

Hypothetical Examples

The hypothetical returns set forth below reflect $1,000 of Face Amount of securities, the Buffer Amount of 10.00% and the Upside Leverage Factor of 200.00% and assume a Maximum Return of 53.00%. The actual Maximum Return and Initial Level will be determined on the Trade Date.

Hypothetical Underlying Return (%)	Hypothetical Payment at Maturity ($)	Hypothetical Return on the Securities (%)
100.00%	$1,530.00	53.00%
75.00%	$1,530.00	53.00%
50.00%	$1,530.00	53.00%
40.00%	$1,530.00	53.00%
30.00%	$1,530.00	53.00%
26.50%	$1,530.00	53.00%
20.00%	$1,400.00	40.00%
10.00%	$1,200.00	20.00%
5.00%	$1,100.00	10.00%
0.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-11.00%	$990.00	-1.00%
-20.00%	$900.00	-10.00%
-30.00%	$800.00	-20.00%
-40.00%	$700.00	-30.00%
-50.00%	$600.00	-40.00%
-75.00%	$350.00	-65.00%
-100.00%	$100.00	-90.00%

Selected Risk Factors

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the stocks composing the Underlying. The below summary of selected risk factors does not describe all of the risks associated with an investment in the securities. You should read the “Selected Risk Considerations” section of the accompanying preliminary product supplement No. 3059B at the link referenced above, as well as the “Risk Factors” sections of the accompanying product supplement, prospectus supplement and prospectus, for a more complete description of risks relating to the securities.

•    Your investment in the securities may result in a loss.

•    The return on the securities is limited by the Maximum Return.

•    The securities do not pay any coupons.

•    The securities are subject to the credit of Deutsche Bank AG.

•    The securities may be written down, be converted into ordinary shares or other instruments of ownership or become subject to other resolution measures. You may lose some or all of your investment if any such measure becomes applicable to us.

•    The Issuer’s estimated value of the securities on the Trade Date will be less than the Issue Price of the securities.

•    Investing in the securities is not the same as investing in the stocks composing the Underlying.

•    If the level of the Underlying changes, the value of your securities may not change in the same manner.

•    No dividend payments or voting rights.

•    There are risks associated with investments linked to the values of equity securities issued by non-U.S. companies.

•    The performance of the Underlying will not be adjusted for changes in the euro relative to the U.S. dollar.

•    We are one of the companies that make up the Underlying.

•    The Underlying reflects the price return of the stocks composing the Underlying, not their total return including all dividends and other distributions.

•    The sponsor of the Underlying may adjust the Underlying in ways that affect the level of the Underlying and has no obligation to consider your interests.

•    Past performance of the Underlying is no guide to future performance.

•    Assuming no changes in market conditions and other relevant factors, the price you may receive for your securities in secondary market transactions would generally be lower than both the Issue Price and the Issuer’s estimated value of the securities on the Trade Date.

•    The securities will not be listed and there will likely be limited liquidity.

•    Many economic and market factors will affect the value of the securities.

•    Trading and other transactions by us or our affiliates in the equity and equity derivative markets may impair the value of the securities.

•    We or our affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities. Any such research, opinions or recommendations could adversely affect the level of the Underlying and the value of the securities.

•    Potential conflicts of interest exist because we and our affiliates play a variety of roles in connection with the issuance of the securities.

•    The U.S. federal income tax consequences of an investment in the securities are uncertain.

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